September 20, 2024

Darren Watt
General Counsel
RB GLOBAL INC.
Two Westbrook Corporate Center, Suite 500
Westchester, Illinois, USA 60154

       Re: RB GLOBAL INC.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-13425
Dear Darren Watt:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1C. Cybersecurity
Governance, page 33

1. We note your disclosure that your cybersecurity risk management and strategy processes are overseen by leaders from your Information Security, Information Technology, Product
       Management, Risk Management and Legal teams, including your CISO and CPTO.
       Please confirm that in future filings you will disclose the relevant expertise of each person and each team member responsible for assessing and managing material risks from cybersecurity threats in such detail as necessary to fully describe the nature of the expertise, including the amount of time served in relevant roles. Discussing the individuals' experiences in the aggregate is not sufficient. Please see
Item 106(c)(2)(i) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 20, 2024
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences